As filed with the Securities and Exchange Commission on December 20, 2001

                                                     Registration No. 333-74590

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   -----------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          SCIENTIFIC GAMES CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

         Delaware                      7373                      81-0422894
      (State or Other           (Primary Standard             (I.R.S. Employer
       Jurisdiction                 Industrial               Identification No.)
    of Incorporation or        Classification Code
       Organization)                 Number)

                                   -----------

                        750 Lexington Avenue, 25th Floor
                            New York, New York 10022
                                 (212) 754-2233
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                             Martin E. Schloss, Esq.
                          Scientific Games Corporation
                        750 Lexington Avenue, 25th Floor
                            New York, New York 10022
                                 (212) 754-2233
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   -----------

                                    Copy to:

                              Peter G. Smith, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100

      Approximate date of commencement of proposed sale to the public: At such time or times as may be determined by the selling stockholders after this registration statement becomes effective.

                                 -----------

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
                                          Proposed
                             Number of    Maximum       Proposed      Amount
                              Shares      Offering       Maximum        of
     Title of Shares          to be       Price         Aggregate   Registration
    to be Registered        Registered    Per Share(1)  Offering       Fee
                                                        Price(1)
--------------------------------------------------------------------------------
Class A common stock,        5,447,588      $6.85     $37,315,977.80  $9,329.00
par value $.01 per share
--------------------------------------------------------------------------------

      (1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low sales prices for the common stock reported on the American Stock Exchange on November 28, 2001, which is within five business days prior to the December 5, 2001 filing date of the Company's Registration Statement on Form S-3. A filing fee of $9,329.00 was previously paid in connection with such filing.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

Prospectus
Subject to Completion,
    DATED December 20, 2001


                                5,447,588 SHARES

                          SCIENTIFIC GAMES CORPORATION

                              CLASS A COMMON STOCK

                       ---------------------------------

      The selling stockholders of Scientific Games Corporation listed on page 12 of this prospectus may offer and sell from time to time a total of 5,447,588 shares of the Company's Class A common stock under this prospectus. Unless otherwise indicated, references in this prospectus to our common stock mean our Class A common stock. We will not receive any of the proceeds from the sale of the shares offered by these selling stockholders.

      Our common stock is traded on the American Stock Exchange under the symbol "SGM". On December 19, 2001, the last sale price for our common stock reported on the American Stock Exchange was $7.95 per share.

                        ---------------------------------

      Investing in our common stock involves certain risks. See the section of this prospectus entitled "Risk Factors" beginning on page 5.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                        ---------------------------------

                The date of this prospectus is December 20, 2001.

                                   -----------

                                TABLE OF CONTENTS

AVAILABLE INFORMATION........................................................1

INCORPORATION BY REFERENCE...................................................1

FORWARD-LOOKING STATEMENTS...................................................3

PROSPECTUS SUMMARY...........................................................4

RISK FACTORS.................................................................5

USE OF PROCEEDS..............................................................11

SELLING STOCKHOLDERS.........................................................11

PLAN OF DISTRIBUTION.........................................................13

RECENT DEVELOPMENT...........................................................14

EXPERTS......................................................................14

                              AVAILABLE INFORMATION

      We have filed a registration statement (which term includes any amendments to the registration statement) with the SEC on Form S-3 under the Securities Act of 1933, as amended, covering the common stock to be sold under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, to which reference is hereby made. Each statement made in this prospectus referring to a document filed as an exhibit or schedule to the registration statement is not necessarily complete and is qualified in its entirety by reference to the exhibit or schedule for a complete statement of its terms and conditions.

      We are currently subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any document we file at the following SEC public reference rooms:


Judiciary Plaza                                500 West Madison Street
450 Fifth Street, N.W.                         14th Floor
Room 1024                                      Chicago, Illinois 60661
Washington, D.C. 20549


      You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

      We also file information electronically with the SEC. Our SEC filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

      You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Neither the delivery of this prospectus or the accompanying Letter of Transmittal, nor any exchange made pursuant to this prospectus shall under any circumstances create an implication that the information contained in this prospectus is correct as of any subsequent date.

                           INCORPORATION BY REFERENCE

      Incorporated by reference to this registration statement is the information set forth in the following documents:

o our Annual Report on Form 10-K for the fiscal year ended October 31, 2000, filed January 29, 2001;

o our Quarterly Reports on Form 10-Q for the quarters ended on each of March 31, 2001, June 30, 2001, and September 30, 2001, filed May 15, 2001, August
     14, 2001 and November 14, 2001, respectively, and our Transition Report on Form 10-Q for the period from November 1, 2000 to December 31, 2000, filed February 20, 2001;

o the description of our Class A common stock set forth in our Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed April 11, 1996;

o the financial statements of Scientific Games Holdings Corp., as of December 31, 1999 and 1998 and for the three years ended December 31, 1999, and pro forma financial information in Item 7 of our Current Report on Form 8-K, filed November 21, 2000;

o all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to above; and

o all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering.

We will furnish to each person, including any beneficial owner, to whom this prospectus is delivered, without charge, a copy of any or all of the information that has been incorporated by reference (including any exhibits that are specifically incorporated by reference in that information) upon oral or written request to:

                          Scientific Games Corporation
                        750 Lexington Avenue, 25th Floor
                            New York, New York 10022
                                 (212) 754-2233
                            Attn: Corporate Secretary

                           FORWARD-LOOKING STATEMENTS

      Throughout this prospectus we make "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include the words "may," "will," "estimate," "intend," "continue," "believe," "expect" or "anticipate" and other similar words. The forward-looking statements contained in this prospectus are generally located in the material set forth under the headings "Prospectus Summary" and "Risk Factors" but may be found in other locations as well. These forward-looking statements generally relate to plans and objectives for future operations and are based upon management's reasonable estimates of future results or trends. Although we believe that the plans and objectives reflected in or suggested by such forward-looking statements are reasonable, such plans or objectives may not be achieved. Actual results may differ from projected results due, but not limited, to unforeseen developments, including developments relating to the following:

o the availability and adequacy of our cash flow to satisfy our obligations, including our debt service obligations, and our need for additional funds required to support capital improvements and development,

o economic, competitive, demographic, business and other conditions in our local and regional markets,

o changes or developments in the laws, regulations or taxes in the gaming and lottery industries,

o actions taken or omitted to be taken by third parties, including customers, suppliers, competitors, members and shareholders, as well as legislative, regulatory, judicial and other governmental authorities,

o changes in business strategy, capital improvements, development plans, including those due to environmental remediation concerns, or changes in personnel or their compensation, including federal, state and local minimum wage requirements,

o the loss of any license or permit, including the failure to obtain an unconditional renewal of a required gaming license on a timely basis, and

o other factors discussed under "Risk Factors" or elsewhere in this prospectus.

      You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

                               PROSPECTUS SUMMARY

      This summary highlights selected information from this prospectus. It does not contain all of the information that is important to you. We urge you to carefully read and review this entire prospectus, including the section entitled "Risk Factors" beginning on page 5, as well as the other documents referred to in this prospectus. Throughout this prospectus, unless the context otherwise requires, "we," "us," and "our," as well as "Scientific Games" and the "Company" refer to Scientific Games Corporation and its consolidated subsidiaries after giving effect to the September 6, 2000 acquisition by Autotote Corporation of Scientific Games Holdings Corp. and to Autotote Corporation and its consolidated subsidiaries prior to the completion of the acquisition. This acquisition is referred to throughout this prospectus as the "Scientific Games Acquisition." "SGHC" refers to Scientific Games Holdings Corp. and its consolidated subsidiaries prior to the completion of the Scientific Games Acquisition. When used in this prospectus, "Autotote" refers to Autotote Corporation and its consolidated subsidiaries prior to the completion of the Scientific Games Acquisition. On April 27, 2001, Autotote Corporation changed its name to Scientific Games Corporation.

      This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

      As you read this prospectus, you should also note the following: This prospectus contains various references to industry market data and certain industry forecasts. The industry market data and industry forecasts were obtained from publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Similarly, industry forecasts, while we believe them to be accurate, have not been independently verified by us and we do not make any representation as to the accuracy of that information.

                                About the Company

      We are the largest provider of services, systems and products to both the pari-mutuel gaming and instant ticket lottery industries, and we believe we are the only fully integrated lottery service provider in the world. We believe that we offer the broadest and most technologically advanced array of products and services in these industries and that we are the market leader in creating innovative pari-mutuel wagering and lottery products. Our lottery group is the leading provider of instant lottery tickets and related services, accounting for approximately 65% of all retail sales of instant lottery tickets in the United States. Our lottery group also supplies technologically advanced on-line lottery systems and instant ticket validation equipment to lotteries in the U.S. and internationally. Our pari-mutuel group is the leading provider of pari-mutuel wagering systems worldwide and has an approximate 65% share of the estimated $20 billion of North American racing industry wagers, or "Handle." Our venue management group, utilizing our pari-mutuel business expertise, owns or operates off-track betting venues or "OTBs" in Connecticut and The Netherlands, from which we earn a significantly higher percentage of the Handle than we earn by providing services to third-party operators. Finally, our telecommunications products group leverages our superior lottery technology to create highly secure, paper-based, prepaid phone cards for the international cellular telephone markets.

      Our headquarters are located at 750 Lexington Avenue, 25th Floor, New York, New York 10022, and our telephone number is (212) 754-2233.

                                  RISK FACTORS

      Investing in our common stock involves risks. In addition to the other information set forth in this prospectus, you should consider the following factors carefully in evaluating us and our business.

Substantial Leverage-Our Substantial Indebtedness Could Adversely Affect Our Business and Financial Condition

      We have a substantial amount of indebtedness. Our substantial indebtedness could have important consequences for you, including the following:

      o we may have difficulty borrowing money in the future for working capital, capital expenditures, potential acquisition opportunities, general corporate purposes or other purposes;

      o a substantial portion of our cash flows from operations must be used to pay our interest expense and repay our indebtedness, which will reduce the funds that would otherwise be available to us for our operations, capital expenditures and future business opportunities and may limit our ability to implement our business strategy;

      o we may be more vulnerable to economic downturns and adverse developments in our business, may be limited in our ability to withstand competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions; and

      o fluctuations in market interest rates will affect the cost of our borrowings to the extent not covered by interest rate hedge agreements because the interest under our senior credit facilities is payable at variable rates.

      Subject to specified limitations, the indenture governing our outstanding 12 1/2% Senior Subordinated Notes permits us and certain of our subsidiaries to incur substantial additional indebtedness in the future, and our senior credit facilities permit additional borrowings. In particular, at September 30, 2001, we had approximately $36.7 million of additional borrowing capacity under the revolving portion of our senior credit facilities.

Debt Service Requirements-We May Not Be Able to Generate Sufficient Cash Flow to Meet Our Debt Service Requirements

      We cannot assure you that our future cash flows, together with borrowing under our new revolving credit facility, will be sufficient to meet our debt obligations and commitments. Our ability to generate cash flow from operations sufficient to make scheduled payments on our debt as they become due will depend on our future performance and our ability to implement our business strategy successfully. Our performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Most of these factors are beyond our control. In addition, there can be no assurance that future borrowings will be available to us under our revolving credit facility to meet our other debt obligations.

      Failure to pay our interest expense or make our principal payments would result in a default. A payment default, if not waived, would result in acceleration of our debt, in which case the debt would become immediately due and payable. If this occurs, we may be forced to reduce or delay capital expenditures and implementation of our business strategy, sell assets, obtain additional equity capital or refinance or restructure all or a portion of our outstanding debt. In the event that we are unable to do so, we may be left without sufficient liquidity and we may not be able to repay our debt and our secured lenders will be able to foreclose on our assets. We may need to refinance all or a portion of our indebtedness on or before maturity. However, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Covenant Restrictions-Covenant Restrictions in Our Senior Credit Facilities and the Indenture May Limit Our Ability to Operate Our Business

      Our senior credit facilities and the indenture contain, and certain of our other agreements regarding indebtedness contain, among other things, covenants that restrict our and certain of our subsidiaries' ability to finance future operations or capital needs or to engage in other business activities. In addition, the senior credit facilities and the indenture restrict, among other things, our and certain of our subsidiaries' ability to:

      o     incur additional indebtedness;

      o pay dividends or distributions, or make certain other restricted payments;

      o     purchase or redeem capital stock;

      o     make investments and extend credit;

      o     engage in certain transactions with affiliates;

      o     engage in sale-leaseback transactions;

      o     consummate certain asset sales;

      o effect a consolidation or merger or sell, transfer, lease, or otherwise dispose of all or substantially all of our assets; and

      o     create certain liens and other encumbrances on our assets.

      In addition, the senior credit facilities require us to maintain specified financial ratios and satisfy certain financial condition tests which may require that we take action to reduce our indebtedness or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot assure you that we will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under the senior credit facilities and the indenture. If an event of default under the senior credit facilities occurs, the lenders could elect to declare all amounts outstanding under the senior credit facilities, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral we granted to them to secure the indebtedness under the senior credit facilities.

Recent History of Operating Losses

      We realized a net loss of $15.9 million in fiscal year 1998, net income of $0.4 million in fiscal year 1999, a net loss of $32.0 million in 2000, including approximately $23.6 million of costs expensed by the Company in connection with its acquisition of SGHC and the refinancing of the debt of both companies, and a net loss of $4.2 million for the nine months ended September 30, 2001. While we have focused our operations on our core businesses and have continued our cost reduction programs, we can give you no assurance that we will not experience additional net losses in the future.

Competition-We Operate in a Highly Competitive Industry

      The instant and on-line lottery business is highly competitive, and our business faces competition from a number of domestic and foreign instant ticket manufacturers, on-line lottery system providers and other competitors, some of whom may have substantially greater financial reserves than we do. Our business continues to be in a period of intense price-based competition, particularly from other instant ticket suppliers. The award of contracts by state officials is influenced by factors including price, the ability to optimize lottery revenues through game design, technical capability, marketing capability and applications, the quality, dependability and upgrade capability of the network, production capacity, the security and integrity of the vendor's production operations, the experience, financial condition and reputation of the vendor, and the satisfaction of other requirements and qualifications that lottery authorities may impose.

      The market for pari-mutuel wagering services is also competitive, and certain of our competitors may have substantially greater financial and other resources than we do. We compete primarily on the basis of the design, performance, reliability and pricing of our products as well as customer service. In addition, the racing industry may experience increased competition for wagers as new wagering products are developed. Casino gaming and other forms of legal and illegal gambling also create competition for wagers.

      Our venue management business competes with other forms of entertainment both in our licensed markets and surrounding areas. Other gaming competitors operate in our geographic markets and compete for our customers and additional competitors could be licensed, or existing regulations changed, so as to adversely affect our competitive position.

      Our telecommunications products operations compete with other printing companies on the basis of price, availability, product features and product security. There is competition within our class of products and other technologies to provide the desired functionality. Moreover, the cellular telephone industry is undergoing significant growth and rapid technology changes such that other technologies including electronic commerce could impact our growth opportunities. In addition, changes in the structure of the telecommunications industry could impact our customer relationships.

      In addition, the market for our products is affected by changing technology, new legislation and evolving industry standards. Our ability to anticipate such changes and to develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to expand, remain competitive, attract new customers and retain existing contracts.

      We can give you no assurance that we will achieve the necessary technological advances, have the financial resources, introduce new products on a timely basis or otherwise have the ability to effectively compete in these markets.

Contracts-We Are Dependent on Renewable Contracts

      We are heavily dependent on our long-term contracts, especially with respect to our lottery and pari-mutuel businesses.

      Generally, our lottery contracts are for terms of one to seven years, with optional renewal periods. Upon the expiration of a lottery contract (including any extensions thereof), lottery authorities may award new contracts through a competitive procurement process. There can be no assurance that our current lottery contracts will be extended or that we will be awarded new lottery contracts as a result of competitive procurement processes in the future. Contracts representing over 95% of our annual revenues from instant and on-line lottery contracts are scheduled to expire or reach optional extension dates during the next three years.

      Our contracts for the provision of pari-mutuel services are typically for terms of five years. Contracts accounting for the following percentages of our annual pari-mutuel revenues are scheduled to expire at the times indicated: 9% will expire in 2001; 17% will expire in 2002; and 33% will expire in 2003.

      In addition, our rights to operate all on-track and off-track pari-mutuel wagering in The Netherlands under a license granted by the Dutch Ministry of Agriculture extend through June 30, 2003, and might not be renewed thereafter.

      Historically, we have been successful in renewing our largest pari-mutuel contracts as they have come due for renewal. However, we cannot assure you that we will be able to renew any or all of our pari-mutuel systems operating contracts or will be able to enter into new contracts sufficient to replace the revenue lost from terminated or non-renewed contracts.

      Depending upon, among other things, the amount of revenue we derived thereunder, the termination, expiration or failure to renew one or more of our pari-mutuel or lottery contracts could have a material adverse effect on our business.

      In addition, lottery contracts to which we are a party frequently contain exacting implementation schedules and performance requirements. Failure to meet these schedules and requirements may result in substantial monetary liquidated damages, as well as possible contract termination. We are required by certain of our lottery customers to provide surety bonds. Our inability to provide such bonds would materially and adversely affect our ability to do business in this area.

Intellectual Property-Our Business Depends on the Protection of Our Intellectual Property and Proprietary Information

      We believe that our success depends, in part, on protecting our intellectual property in the United States and in foreign countries. Our intellectual property includes certain patents and trademarks, as well as proprietary or confidential information that is not subject to patent or similar protection. Competitors may independently develop similar or superior products, software, systems or business models. Such independent development may, in the case of our intellectual property that is not protected by an enforceable patent, result in a significant diminution in the value of our intellectual property.

      We cannot assure you that we will be able to protect our intellectual property. There is no way to assure that unauthorized third parties will not try to copy our products, business models or systems or use certain of our confidential information to develop competing products. Policing unauthorized use of our technology is difficult and expensive, particularly because of the global nature of our operations. The laws of other countries may not adequately protect our intellectual property.

      We also cannot assure you that our business activities and products will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. Any such claims and any resulting litigation, should it occur, could subject us to significant liability for damages and could result in invalidation of our proprietary rights, distract management, and/or require us to enter into costly and burdensome royalty and licensing agreements. Such royalty and licensing agreements, if required, may not be available on terms acceptable to us, or may not be available at all. In the future, we may also need to file lawsuits to defend the validity of our intellectual property rights and trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources.

      We also rely on technologies that we license from third parties. We cannot assure you that these third-party technology licenses will continue to be available to us on commercially reasonable terms.

      We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to, and the distribution of, our product designs, documentation and other proprietary information, as well as the designs, documentation and other information we license from others. Despite our efforts to protect these proprietary rights, unauthorized parties may copy, develop independently or otherwise obtain and use our products or technology.

Government Regulation-Government Regulation May Have a Negative Impact on Our Business in the Future

      In the United States and many other countries, wagering and lotteries must be expressly authorized by law. Once authorized, the wagering industry and the ongoing operations of lotteries are subject to extensive and evolving governmental regulation. We can give you no assurance that the operation of pari-mutuel wagering facilities, lotteries, video gaming industry machines, Internet gaming or other forms of wagering or lottery systems will be approved by additional jurisdictions or that those jurisdictions in which these wagering and lottery activities are currently permitted will continue to permit such activities.

      We are required to obtain and maintain licenses from various state and local jurisdictions in order to operate certain aspects of our business. In addition, jurisdictions generally require us and certain of our employees, directors and stockholders to submit to background investigations and licensing under applicable laws and regulations. The failure of such persons to submit to background checks and provide required disclosure could result in the imposition of penalties upon such persons. If this occurred, it could jeopardize the award of contracts to us or provide grounds for termination of existing contracts.

      In the past, regulatory requirements for pari-mutuel wagering, lottery and other gaming activities in the United States were adopted and administered primarily on the state or local level. In 1996, the United States Congress passed legislation authorizing a comprehensive study of gaming, including segments of the gaming industry that we serve. We are unable to predict whether this study will result in legislation that would impose regulations on gaming industry operators, or whether such legislation, if any, would have a material adverse effect on us.

Reliance on Third Parties-We Rely on Suppliers and Contract Manufacturers

      We depend on our suppliers and from time to time contract manufacturers to provide us with products and components in adequate supply and on a timely basis and to assemble certain of our wagering systems and component products.

      We believe that the availability of products and components is consistent with the needs of our customers, and that our business is not dependent on any single supplier or subcontractor. However, the failure of key suppliers and contract manufacturers to meet our performance specifications, quality standards or delivery schedules could have a material adverse effect on our operations.

      Our production of instant lottery tickets and prepaid phone cards, in particular, depends upon a continuous supply of raw materials, supplies, power and natural resources. Our operating results could be adversely affected by an interruption or cessation in the supply of these materials.

      We simulcast live racing events by transmitting audio and/or video signals from one facility to a satellite for reception by wagering locations across the country. Our access to satellite service is provided pursuant to long-term contracts. The technical failure of the satellite through which we transmit substantially all of our racing events would require us to obtain other satellite access. We have no assurance of access to such other satellites, or if available, whether the use of such other satellites could be obtained on favorable terms or in a timely manner. While satellite failures are infrequent, the operation of the satellite is outside of our control. We have obtained insurance to cover any potential loss due to the failure of a satellite.

Foreign Markets-Our Foreign Operations Are Subject to Unique Risks

      The Scientific Games Acquisition has significantly increased our business in foreign markets and has subjected us to increased risks customarily associated with such activities, including:

      o     currency fluctuations;

      o the laws and policies of the United States affecting foreign trade and investment;

      o foreign income taxes on our subsidiaries' earnings that could reduce cash flow available to meet our required debt service and our other obligations;

      o     foreign government validation of contracts;

      o     political or economic instability;

      o     the complexity of foreign laws and regulations;

      o     the impact of foreign labor laws and disputes;

      o actions affecting frequency, use and availability of lottery products and licensing of lotteries for business; and

      o     other economic, tax and regulatory policies of local governments.

      We cannot assure you that we will be able to successfully operate in any foreign market.

Seasonal Business-Our Pari-Mutuel Service Revenues Are Subject to Seasonal and Weather Variations

      Our pari-mutuel service revenues are subject to seasonal and weather variations. Although these revenues are generally more predictable than revenues from equipment sales contracts and are typically based upon a percentage of the Handle at the facility serviced, as a result of inclement weather during the winter months, a number of racetracks do not operate and those that do operate experience missed racing days, which adversely affects the Handle and our corresponding service revenues. Pari-mutuel service revenues for the first fiscal quarter and a portion of the second fiscal quarter are generally lower than other periods of our fiscal year as a result of such seasonal factors.

      The first calendar quarter and the fourth calendar quarter of the year traditionally comprise the weakest season for the Company's pari-mutuel wagering service revenue. Wagering equipment sales and software license revenues usually reflect a limited number of large transactions which do not recur on an annual basis. Consequently, revenues and operating results can vary substantially from period to period as a result of the timing of revenue recognition for major equipment sales and software license revenue. In addition, instant ticket and prepaid phone card sales may vary depending on the size and timing of contract awards, changes in customer budgets, inventory ticket position, lottery retail sales and general economic conditions.

Key Management-We Depend Heavily on Our Senior Executives

      We depend on a small number of senior executives. Our future success will depend upon, among other things, our ability to keep these executives and to hire other highly qualified employees at all levels. We compete with other potential employers for employees, and we may not be successful in hiring and keeping the executives and other employees that we need. Our loss or inability to hire key employees could have a material adverse effect on our business, financial condition and results of operations.

Financial Arrangements at a Change of Control-We May Not Have the Ability to Raise the Funds Necessary to Finance the Change of Control Offer Required by the Indenture with Respect to Our 12 1/2% Senior Subordinated Notes

      Upon a change of control (such as, for example, subject to certain exceptions, the acquisition of a majority of our outstanding voting stock by a third party), we are required to offer to repurchase all of our outstanding 12 1/2% Senior Subordinated Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The source of funds for any such purchase of our outstanding 12 1/2% Senior Subordinated Notes will be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowing, sales of assets, sales of equity or funds provided by a new controlling person. We can give you no assurance that sufficient funds will be available at the time of any change of control to make any required repurchases of our outstanding 12 1/2% Senior Subordinated Notes tendered. In addition, the terms of our new senior credit facilities limit our ability to purchase our outstanding 12 1/2% Senior Subordinated Notes in those circumstances. Any of our future debt agreements may contain similar restrictions and provisions. If the holders of our outstanding 12 1/2% Senior Subordinated Notes exercise their right to require us to repurchase all of our outstanding 12 1/2% Senior Subordinated Notes upon a change of control, the financial effect of this repurchase could cause a default under our other debt, even if the change in control itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of our outstanding 12 1/2% Senior Subordinated Notes or that restrictions in our new senior credit facilities will not allow such repurchases.

Litigation-We May Be Subject to Liability in Pending Litigation

      Our business subjects us to certain risks of litigation, including potential allegations that we have not fully performed under our contracts or that goods or services we supply are defective in some respect. At present, one of our subsidiaries, Scientific Games International, Inc., or SGI, which owns a minority interest in the former operator of the Colombian national lottery, is a party to litigation arising out of the termination of certain Colombian lottery contracts in 1993. In litigation pending in Colombia, an agency of the Colombian government ("Ecosalud") has asserted claims against SGI and others for, among other things, contract penalties, interest and the costs of a bond issued by a Colombian surety. SGI has been advised by Colombian counsel that it has various defenses on the merits as well as procedural defenses. In a case brought in U.S. District Court in Georgia, the Colombian surety sought to recover from SGI sums paid (in SGI's view, improperly) under its surety bond, plus interest. In September 1999, the District Court granted summary judgment for the surety in the amount of approximately $7.0 million (which includes pre-judgment interest at a rate of 38.76% per annum). SGI has appealed the District Court's order and judgment and posted a $7.0 million appeal bond. On August 20, 2001, the United States Court of Appeals for the Eleventh Circuit decided the appeal. While the Court affirmed the judgment for the principal amount of $2.4 million, it vacated that part of the judgment awarding approximately $4.6 million based on a pre-judgment interest rate of 38.76% with instructions to the District Court to recalculate pre-judgment interest at a rate equivalent to the rate that a Colombian bank would have paid on deposits made in U.S. dollars on November 1, 1994.

       SGI continues to believe that it has meritorious defenses, including that the amount paid by the surety was improperly paid because of the default by Ecosalud of its obligations to SGI, which claims remain the subject of separate litigation in Columbia. Although our management believes that any potential losses in these proceedings will not result in a material adverse effect, it is not feasible to predict the final outcome, and there can be no assurance that either or both of these cases might not be finally resolved adversely to SGI or result in material liability.

                                 USE OF PROCEEDS

      The selling stockholders will receive all of the net proceeds from the sale of common stock subject to sale pursuant to this prospectus, and we will receive none of the proceeds.

                              SELLING STOCKHOLDERS

      The selling stockholders may sell a total of 5,447,588 shares of common stock under this prospectus.

      The following table sets forth certain information about the selling stockholders for whom we are registering common stock for resale to the public. To the best of our knowledge, none of the selling stockholders has any plan, arrangement, understanding, agreement or commitment to sell its securities. Within the past three years, the following persons have held the following positions or offices within Scientific Games, or have had the following material relationship with the Company during such time: (a) both Credit Suisse First Boston Corporation and LBI Group Inc. were initial purchasers in connection with the August 2000 private placement of our 12 1/2% Senior Subordinated Notes due 2010; (b) Peter Cohen, a director of the Company, is one of three managing members of C4S & Co., LLC, the sole managing member of Ramius Capital Group, LLC, which is the parent company of Ramius Securities, LLC, and Ramius Capital Group, LLC served as placement agent for the private sale of $110,000,000 of our convertible preferred stock in September 2000; (c) A. Lorne Weil has been a director of the Company since December 1989, Chairman of the Board since October 31, 1991, Chief Executive Officer since April 1992 and President since August 1997; (d) Larry J. Lawrence has been a director of the Company since December 1989 and Vice Chairman of the Board since August 1997; (e) Alan J. Zakon has been a director of the Company since 1993 and Chairman of the Executive Committee of the Board since August 1997; (f) William DiStefano was the Vice President of Autotote Lottery Corporation from October 1997 through June 2001 and has been the Vice President of Communications and Systems of Scientific Games International, Inc. since June 2001; and (g) Keith Dodwell has been the Executive Vice President of the international division of Autotote Systems, Inc. since December 1995.

      The table below sets forth information regarding the beneficial ownership of our common stock by the selling stockholders. The information regarding selling stockholders' beneficial ownership after the sales to be made pursuant to this prospectus assumes that all of the shares of common stock being registered by this prospectus shall have been sold. All information with respect to share ownership has been provided by the selling stockholders. The shares subject to sale pursuant to this prospectus may be offered from time to time, in whole or in part, by the selling stockholders or their transferees.

-----------------------------------------------------------------------------------------
                                   Number of     Number of   Common Stock Beneficially
                                   Shares of     Shares of     Owned After the Sales
                                  Common Stock    Common     --------------------------
      Selling Stockholders        Beneficially     Stock       Number**      Percent(1)
                                  Owned Before  Subject to     --------      ----------
                                    Any Sale       Sale
-----------------------------------------------------------------------------------------
Credit Suisse First Boston         2,320,000    2,320,000        0               *
Corporation
-----------------------------------------------------------------------------------------
LBI Group, Inc.                      580,000      580,000        0               *
-----------------------------------------------------------------------------------------
Ramius Securities, LLC (2)         1,361,678      250,000    1,111,678         2.55%
-----------------------------------------------------------------------------------------
A. Lorne Weil (3)                  3,877,203      982,605    2,894,598         6.39%
-----------------------------------------------------------------------------------------
The Lorne Weil 1989 Trust, John
   Novogrod, Trustee (4)             314,790       98,146      216,644           *
-----------------------------------------------------------------------------------------
Larry J. Lawrence (5)              2,587,565      594,914    1,992,651         4.61%
-----------------------------------------------------------------------------------------
Alan J. Zakon (Registered BT
   Alex Brown, Custodian FBO       1,490,708      491,881      998,827         2.31%
   Alan J. Zakon, IRA) (6)
-----------------------------------------------------------------------------------------
William DiStefano and Sandra W.
   DiStefano, Joint Tenants (7)       90,690       49,072       41,618            *
-----------------------------------------------------------------------------------------
Keith Dodwell (8)                    356,030       80,970      275,060            *
-----------------------------------------------------------------------------------------

--------------------------

*Less than 1%.

**Assumes that the selling stockholders will sell all of the shares of common stock registered by this prospectus. We cannot assure you that the selling stockholders will sell all or any of their shares of common stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes generally voting and/or investment power with respect to securities. Shares of common stock subject to warrants or options currently exercisable or exercisable within 60 days of October 31, 2001 are deemed outstanding for the purpose of computing the percentage beneficially owned by the person holding such warrants or options but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person.

(2) The amount shown as beneficially owned before any sale includes, and the amount shown as subject to sale consists of, a warrant to purchase 250,000 shares of common stock. The amount shown as beneficially owned before any sale and the amount shown as beneficially owned after the sales also include 526,978 shares issuable upon conversion of Preferred Stock and 412,600 shares of common stock held by third party accounts managed by Ramius Securities, LLC.

(3) The amount shown as beneficially owned before any sale includes, and the amount shown as subject to sale consists of, a warrant to purchase 982,605 shares of common stock. The amount shown as beneficially owned before any sale and the amount shown as beneficially owned after the sales also include warrants to purchase an additional 28,691 shares of common stock (including a warrant to purchase 14,345 shares of common stock held by a grantor trust), 2,181,000 shares of common stock issuable upon exercise of stock options, and 108,445 shares of common stock held by a grantor trust.

(4) The amount shown as beneficially owned before any sale includes, and the amount shown as subject to sale consists of, a warrant to purchase 98,146 shares of common stock.

(5) The amount shown as beneficially owned before any sale includes, and the amount shown as subject to sale consists of, a warrant to purchase 594,914 shares of common stock. The amount shown as beneficially owned before any sale and the amount shown as beneficially owned after the sales also include 175,000 shares of common stock issuable upon exercise of a stock option.

(6) The amount shown as beneficially owned before any sale includes, and the amount shown as subject to sale consists of, a warrant to purchase 491,881 shares of common stock. The amount shown as beneficially owned before any sale and the amount shown as beneficially owned after the sales also include 170,000 shares of common stock issuable upon exercise of stock options held by Alan J. Zakon.

(7) The amount shown as beneficially owned before any sale includes, and the amount shown as subject to sale consists of, a warrant to purchase 49,072 shares of common stock. The amount shown as beneficially owned before any sale and the amount shown as beneficially owned after the sales do not include 66,702 shares of common stock owned by William DiStefano or 77,000 shares of common stock issuable upon exercise of stock options held by William DiStefano.

(8) The amount shown as beneficially owned before any sale includes, and the amount shown as subject to sale consists of, a warrant to purchase 80,970 shares of common stock. The amount shown as beneficially owned before any sale and the amount shown as beneficially owned after the sales also include 135,000 shares of common stock issuable upon exercise of stock options.

                              PLAN OF DISTRIBUTION

      The selling stockholders or their pledgees, donees, transferees or other successors-in-interest may sell their common stock from time to time in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, in privately negotiated transactions, through the writing of options on the shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by the sale of the common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers for whom such broker-dealers may act as agent or to whom they may sell as principal, or both. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with sales of the common stock. The selling stockholders have not entered into any underwriting arrangements.

      The selling stockholders and intermediaries through whom the common stock is sold may be deemed "underwriters," within the meaning of the Securities Act of 1933, with respect to the common stock and any profits realized or commissions received may be deemed underwriting compensation.

      The selling stockholders may also pledge the common stock to a broker-dealer and upon default under such pledge the broker-dealer may effect sales of the common stock pledged pursuant to this prospectus. In addition, the common stock covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus.

      In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers.

      We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. We have agreed to bear the expenses of registration of the common stock offered by Credit Suisse First Boston Corporation, LBI Group, Inc. and Ramius Securities, LLC under federal and state securities laws, other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The other selling stockholders will reimburse us for their pro rata share of the expenses of registration of the common stock. We have also agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

      We have agreed with the selling stockholders to keep the registration statement of which this prospectus is a part continuously effective until all of the shares offered by Credit Suisse First Boston Corporation and LBI

Group, Inc. either have been sold under the registration statement or may be sold in the absence of the registration statement.

                               RECENT DEVELOPMENT

      We understand that it has recently been reported in the Italian press that Lottomatica, S.p.A., which is the subject of an unsolicited acquisition proposal in Italy, is scheduling a meeting of its shareholders for January 11, 2002 to seek approval for the conversion of the shares of our Series A Convertible Preferred Stock held by a Lottomatica subsidiary in accordance with the conversion terms thereof, into shares of our common stock. If that convertible preferred stock were to be converted as of January 11, 2002, we anticipate that the Lottomatica subsidiary would hold 1,083,617 shares of our convertible preferred stock, convertible (assuming a conversion price of $5.10 per share) into 21,247,392 shares of our common stock (which after giving effect to such conversion would represent approximately 34.3% of the common stock outstanding, or approximately 29.1% on a fully diluted basis). To our knowledge, there is no certainty that such shareholder approval will be forthcoming or that such convertible preferred stock would be converted.

                                     EXPERTS

      The consolidated financial statements and financial statement schedule of Scientific Games Corporation (formerly Autotote Corporation) and subsidiaries as of October 31, 1999 and 2000, and for each of the years in the three-year period ended October 31, 2000, have been incorporated herein and in the prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Scientific Games Holdings Corp., as of December 31, 1999 and 1998 and for the three years in the period ended December 31, 1999, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also incorporated by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

      No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. Neither the delivery of this prospectus nor any sale hereunder will, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer to or solicitation of offers by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.


                                5,447,588 SHARES


                          SCIENTIFIC GAMES CORPORATION


                              CLASS A COMMON STOCK



                                   PROSPECTUS


                                DECEMBER 20, 2001

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution.

      We have agreed to bear all expenses to be incurred in connection with the registration of the shares of common stock being offered by Credit Suisse First Boston Corporation, LBI Group, Inc. and Ramius Securities, LLC, other than underwriting discounts, commissions and transfer taxes associated with the sale of such shares. The other selling stockholders will reimburse us for their pro rata share of the expenses of registration of the common stock. We have also agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. The following table sets forth the estimated expenses of the offering. With the exception of the Securities Act registration fee, all amounts shown are estimates.

            Securities Act registration fee     $   9,329

            Legal fees                          $  25,000

            Accounting fees                     $  25,000

            Miscellaneous                       $     671

             Total                              $  60,000


Indemnification of Directors and Officers.

      The General Corporation Law of the State of Delaware (the "DGCL") at
Section 102(b)(7) enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit.

      The DGCL, at Section 145, provides, in pertinent part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving another corporation, partnership, joint venture, trust or other enterprise, at the request of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Lack of good faith, or lack of a reasonable belief that one's actions are in or not opposed to the best interest of the corporation, or with respect to any criminal action or proceeding, lack of reasonable cause to believe one's conduct was unlawful is not presumed from the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or nolo contendere plea or its equivalent. In addition, the indemnification of expenses (including attorneys' fees) is allowed in derivative actions, except no indemnification is allowed in respect of any claim, issue or matter as to which any such person has been adjudged to be liable to the corporation, unless and only to the extent the Court of Chancery or the court in which such action or suit was brought decides that indemnification is proper. To the extent that any such person succeeds on the merits or otherwise in defense of any of the above described actions or proceedings, he shall be indemnified against expenses (including attorneys' fees). The determination that the person to be indemnified met the applicable standard of conduct, if not made by a court, is made by the Board of Directors of the corporation by a majority vote of a quorum consisting of directors not party to such an action, suit or proceeding or, if a quorum is not obtainable or a disinterested quorum so directs, by independent legal counsel in a written opinion or by the stockholders. Expenses may be paid in advance upon the receipt of undertakings to repay. A corporation may purchase indemnity insurance.

      The Certificate of Incorporation of Scientific Games Corporation, a Delaware corporation (the "Company"), provides at Article NINTH that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent allowed by Delaware law. The Company's By-laws at Article VII provide that the Company shall indemnify all allowed persons for liabilities and expenses to the fullest extent allowed by Delaware law.

      Scientific Games Corporation maintains officers' and directors' liability insurance, as permitted by Article VII of the Company's By-Laws, which insures against liabilities that officers and directors of the Company and its subsidiaries may incur in such capacities.

      The foregoing discussion is qualified in its entirety by reference to the DGCL and the referenced certificate of incorporation and by-laws.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

 Exhibit
 Number                 Description
 ------                 -----------

    2.1 Agreement and Plan of Merger, dated as of May 18, 2000, among Autotote Corporation, ATX Enterprises, Inc. and Scientific Games Holdings Corp. (Filed as Exhibit 2 to the Company's Current Report on Form 8-K, filed May 26, 2000, and hereby incorporated by this reference.)

    4.1 Indenture, dated as of August 14, 2000, among the Company, the Subsidiary Guarantors and The Bank of New York, as trustee, relating to the Company's 12 1/2% Senior Subordinated Notes, due 2010. (Filed as Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2000 (the "July 2000 10-Q") and hereby incorporated by this reference.)

    4.2 Form of Series A 12 1/2% Senior Subordinated Note, due 2010. (Filed as Exhibit 4.7 to the July 2000 10-Q and hereby incorporated by this reference.)

    4.3 First Supplemental Indenture, dated as of September 6, 2000, among the Company, the Guarantors, the Additional Guarantors and The Bank of New York, as trustee, supplementing the Indenture, dated as of August 14, 2000, among the Company, the Guarantors and the Trustee, relating to the Company's 12 1/2% Senior Subordinated Notes, due 2010. (Filed as Exhibit 4.8 to the July 2000 10-Q and hereby incorporated by this reference.)

    4.4 Registration Rights Agreement by and among the Company, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc., dated as of August 14, 2000. (Filed as
            Exhibit 4.9 to the July 2000 10-Q and hereby incorporated by this reference.)

    5.1     Opinion of Martin E. Schloss, general counsel to the Company.*

   23.1     Consent of KPMG LLP*

   23.2     Consent of Ernst & Young LLP*

   23.3     Consent of counsel (Included in Exhibit 5.1 above).

   24.1     Power of Attorney (contained in Signature Page hereto).*

   99.1 Warrant Agreement, dated as of September 14, 1995 (the "1995 Warrant Agreement"). (Filed as Exhibit 99.8 to the Company's Registration Statement on Form S-4/A (Registration No. 333-34465), which became effective on September 12, 1997 (the "1997 S-4/A"), and hereby incorporated by this reference.)

   99.2 Amendment, dated January 29, 1997, to the 1995 Warrant Agreement. (Filed as Exhibit 99.10 to the Company's 1997 S-4/A and hereby incorporated by this reference.)

   99.3 Form of Amended and Restated Warrant issued November 2, 1998 to Certain Members of Management and Several Employees. (Filed as
            Exhibit 10.36 to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 and hereby incorporated by this reference.)

   99.4 Form of Warrant issued to Donaldson, Lufkin & Jenrette Securities Corporation and LBI Group Inc. (Filed as Exhibit 99.11 to the July 2000 10-Q and hereby incorporated by this reference.)

   99.5 Warrant to purchase common stock dated as of October 2, 2000, issued by the Company to Ramius Securities LLC. (Filed as Exhibit 10.29 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and hereby incorporated by this reference.)

-----------
*     Filed herewith.

Undertakings

      The undersigned registrant hereby undertakes:

       (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and an deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      provided, however, that clauses (1)(i) and (1) (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining an liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on December 18, 2001.


                                      SCIENTIFIC GAMES CORPORATION


                                      By: /s/ A. Lorne Weil
                                         --------------------------------------
                                           A. Lorne Weil,
                                           Chairman of the Board,
                                           President and Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on December 18, 2001, in the capacities indicated.

   Signature                    Title(s)
   ---------                    --------

/s/ A. Lorne Weil
-----------------------
A. Lorne Weil              Chairman of the Board,
                           Chief Executive Officer,
                           President and Director

/s/ DeWayne E. Laird*
-----------------------
DeWayne E. Laird           Vice President, Chief Financial
                           Officer and Principal Accounting
                           Officer

/s/ Larry J. Lawrence*
-----------------------
Larry J. Lawrence          Vice Chairman of the Board

/s/ W. Walker Lewis*
------------------------
W. Walker Lewis            Director

/s/ Colin J. O'Brien*
------------------------
Colin J. O'Brien           Director

/s/ Sir Brian G. Wolfson*
------------------------
Sir Brian G. Wolfson       Director

------------------------
Alan J. Zakon              Director

/s/ Peter A. Cohen*
------------------------
Peter A. Cohen             Director

------------------------
Michael S. Immordino       Director

/s/ Luciano La Noce*
------------------------
Luciano La Noce            Director

------------------------
Roberto Sgambati           Director


* Signed on behalf of these individuals by Martin E. Schloss pursuant to a Power of Attorney.


By: /s/ Martin E. Schloss
   ----------------------
   Martin E. Schloss
   Attorney-in-Fact

                                  EXHIBIT INDEX

 Exhibit
 Number            Description
 ------            -----------

    2.1 Agreement and Plan of Merger, dated as of May 18, 2000, among Autotote Corporation, ATX Enterprises, Inc. and Scientific Games Holdings Corp. (Filed as Exhibit 2 to the Company's Current Report on Form 8-K, filed May 26, 2000, and hereby incorporated by this reference.)

    4.1 Indenture, dated as of August 14, 2000, among the Company, the Subsidiary Guarantors and The Bank of New York, as trustee, relating to the Company's 12 1/2% Senior Subordinated Notes, due 2010. (Filed as Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2000 (the "July 2000 10-Q") and hereby incorporated by this reference.)

    4.2 Form of Series A 12 1/2% Senior Subordinated Note, due 2010. (Filed as Exhibit 4.7 to the July 2000 10-Q and hereby incorporated by this reference.)

    4.3 First Supplemental Indenture, dated as of September 6, 2000, among the Company, the Guarantors, the Additional Guarantors and The Bank of New York, as trustee, supplementing the Indenture, dated as of August 14, 2000, among the Company, the Guarantors and the Trustee, relating to the Company's 12 1/2% Senior Subordinated Notes, due 2010. (Filed as Exhibit 4.8 to the July 2000 10-Q and hereby incorporated by this reference.)

    4.4 Registration Rights Agreement by and among the Company, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc., dated as of August 14, 2000. (Filed as
            Exhibit 4.9 to the July 2000 10-Q and hereby incorporated by this reference.)

    5.1     Opinion of Martin E. Schloss, general counsel to the Company.*

   23.1     Consent of KPMG LLP*

   23.2     Consent of Ernst & Young LLP*

   23.3     Consent of counsel (Included in Exhibit 5.1 above).*

   24.1     Power of Attorney (contained in Signature Page hereto).*

   99.1 Warrant Agreement, dated as of September 14, 1995 (the "1995 Warrant Agreement"). (Filed as Exhibit 99.8 to the Company's Registration Statement on Form S-4/A (Registration No. 333-34465), which became effective on September 12, 1997 (the "1997 S-4/A"), and hereby incorporated by this reference.)

   99.2 Amendment, dated January 29, 1997, to the 1995 Warrant Agreement. (Filed as Exhibit 99.10 to the Company's 1997 S-4/A and hereby incorporated by this reference.)

   99.3 Form of Amended and Restated Warrant issued November 2, 1998 to Certain Members of Management and Several Employees. (Filed as
            Exhibit 10.36 to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 and hereby incorporated by this reference.)

   99.4 Form of Warrant issued to Donaldson, Lufkin & Jenrette Securities Corporation and LBI Group Inc. (Filed as Exhibit 99.11 to the July 2000 10-Q and hereby incorporated by this reference.)

   99.5 Warrant to purchase common stock dated as of October 2, 2000, issued by the Company to Ramius Securities LLC. (Filed as Exhibit 10.29 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and hereby incorporated by this reference.)

-----------
*     Filed herewith.